Soltrest Inc.
8 Tiaojiayuan Street, Suite 1402
Chaoyang District, Beijing, China 100020

December 7, 2018

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Soltrest Inc. - Registration Statement on Form S-1
Filing No. 333-227526

Dear Mr. Foland;

In response to your letter dated November 29, 2018, which included comments regarding our registration statement, we have prepared the following responses:

Registration Statement on Form S-1

Cover Page

Comment 1: We note your response to prior comment 1 where you state that the company has generated $1,425 in revenues.  We also note that, for the quarter ended September 30, 2018, you had no revenues, a net loss of $8,469 and total assets of $5,159 consisting of cash and prepaid expenses.  As such, we continue to believe that you are a shell company as defined in Rule 405 under the Securities Act of 1933.  Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

We are a development stage company currently focusing on business setup and initial phases of operations.  At the time of filing Form S-1/A, we have generated cumulative revenue of $1,425.  Majority of the reported expenses are regulatory in nature and are front-loaded.  Going forward, business expects to generate sufficient operating revenue to report a healthy profit margin.

Comment 2: We note your response to prior comment 2.  Please disclose that the company’s president, Li Weiwei, currently holds 100% of the outstanding common stock, and if all shares in the offering are sold, she will own 33.3% of the total outstanding shares and will retain significant control of the company.

Response:

We have disclosed this as one of the Risk Factors

Audited Financial Statements For The Year Ended June 30, 2018 Note 4. Stockholders' Equity, page F-10

Comment 3: You disclose that you issued 5,000,000 shares of common stock to the President in return for her services to complete the Form S-1 submission.  Please reconcile this disclosure to your Statement of Stockholders Equity, which reflects the issuance of 5,000,000 shares for cash and to your Statement of Cash Flows, which shows $5,000 proceeds from the sale of common stock.  In your response, address the source of your cash balance as of June 30, 2018 and the relation, if any, to the $5,000 increase in prepaid expenses and related party loan.  Please also ensure that your disclosures regarding these transactions are consistent throughout the filing.

Response:

Below are the transactions relating to accounting for prepaid expenses in exchange for Form S-1 preparatory services:

   Dr. Prepaid expenses  5,000
   Cr. Common stock   5,000

To record issue of common stock to director in exchange for the Form S-1 preparatory services

   Dr. Consulting fee   834
   Cr. Prepaid expenses  834

To record consulting fee [Form S-1] preparatory services for current fiscal period.

Statement of Stockholders Equity has been revised to delete “for cash” wording.  Statement of Cash flow: financing activity section (common stock line) has been revised to remove “proceeds from sale of”.

We have made a number of other changes throughout the document to ensure consistent disclosure for shares awarded in consideration for consulting services.

Source of cash balance of $5,000 at June 30, 2018 is the director’s loan advance.

Thank you.

Sincerely,

/s/ Li Weiwei	Director
Li Weiwei

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